Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2024 Dated: November 8, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Table of Contents

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	4
3.	HIGHLIGHTS – SEPTEMBER 30, 2024 & SUBSEQUENT TO THE QUARTER END	4
4.	RESULTS OF JUANICIPIO	7
5.	DEER TRAIL PROJECT	15
6.	LARDER PROJECT	16
7.	OUTLOOK	24
8.	SUMMARY OF QUARTERLY INFORMATION	25
9.	REVIEW OF FINANCIAL RESULTS	26
10.	FINANCIAL POSITION	29
11.	CASH FLOWS	31
12.	NON-IFRS MEASURES	32
13.	LIQUIDITY AND CAPITAL RESOURCES	38
14.	CONTRACTUAL OBLIGATIONS	41
15.	SHARE CAPITAL INFORMATION	42
16.	OTHER ITEMS	42
17.	TREND INFORMATION	43
18.	RISKS AND UNCERTAINTIES	44
19.	OFF-BALANCE SHEET ARRANGEMENTS	45
20.	RELATED PARTY TRANSACTIONS	45
21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS	47
22.	CHANGES IN ACCOUNTING STANDARDS	47
23.	CONTROLS AND PROCEDURES	48
24.	ADDITIONAL INFORMATION	49
25.	CAUTIONARY STATEMENTS	49

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

1. INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and nine months ended September 30, 2024 (“Q3 2024”). It is prepared as of November 8, 2024 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 (“Q3 2024 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to thousands of Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company (“Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results, Mineral Reserve and Mineral Resource estimates, and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo., Geotechnical Director; both are “Qualified Persons” for the purposes of NI 43-101.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

2. DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined herein) in Utah and the 100% owned Larder Project (as defined herein), located in the historically prolific Abitibi region of Canada.

3. HIGHLIGHTS – SEPTEMBER 30, 2024 & SUBSEQUENT TO THE QUARTER END (ON A 100% BASIS UNLESS OTHERWISE NOTED)

Q3 2024

✓	MAG reported net income of $22,292 ($0.22 per share) driven by income from Juanicipio (equity accounted) of $25,552, and adjusted EBITDA[1] (as defined herein) of $55,720.

✓	A total of 332,290 tonnes of ore at a silver head grade of 481 grams per tonne (“g/t”) (equivalent silver head grade[2] 735 g/t) was processed at Juanicipio.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 4.9 and 7.1 million ounces, respectively.

✓	Juanicipio generated strong operating cash flow of $109,836 and free cash flow[1] of $96,948.

✓	Building on the robust cost performance of the first half of 2024, Juanicipio continued to improve delivering negative cash cost[1] of $0.12 per silver ounce sold ($8.38 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $3.28 per silver ounce sold ($10.83 per equivalent silver ounce sold3).

__________________________

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2024 Financial Statements.

2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.

3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and nine months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead, $1.29/lb zinc and $28.15/oz silver, $2,360.51/oz gold, $0.94/lb lead, $1.25/lb zinc, respectively.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

✓	With continued operational outperformance, as reported by Fresnillo, silver grades are expected to be at the top end of the revised grade guidance range (420g/t to 460g/t) for 2024.

✓	Juanicipio returned a total of $22,649 in interest and loan principal repayments to MAG further augmenting MAG’s cash position to $113,491 at the end of the quarter.

Nine Months Ended September 30, 2024

✓	MAG reported net income of $58,801 ($0.57 per share) driven by income from Juanicipio (equity accounted) of $69,919, and adjusted EBITDA[1] of $138,688.

✓	A total of 994,566 tonnes of ore at a silver head grade of 485g/t (equivalent silver head grade[2] of 731 g/t) was processed at Juanicipio.

✓	Juanicipio achieved silver production and equivalent silver production[2] of 14.3 and 20.6 million ounces, respectively.

✓	Juanicipio generated strong operating cash flow and free cash flow[1] of $245,123 and $213,405, respectively.

✓	Juanicipio continued to improve on its cost performance with cash cost[1] of $1.13 per silver ounce sold ($8.64 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $4.57 per silver ounce sold ($11.12 per equivalent silver ounce sold3).

✓	Juanicipio returned a total of $69,927 in interest and loan principal repayments to MAG.

✓	MAG published its updated technical report on Juanicipio, titled “Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report”, on March 27, 2024 (the “Technical Report”) outlining robust economics over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million (at a $22/oz silver price). Mineral Resources increased by 33% from the 2017 Preliminary Economic Assessment, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve estimate at 628 g/t equivalent silver grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 5% of the property explored, indicating high potential for further discoveries.

CORPORATE

✓	On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. As of November 8, 2024 no shares have been repurchased by the Company.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

✓	On May 31, 2024, MAG filed a Final Shelf Prospectus (as defined herein) and Registration Statement (as defined herein) allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus and has no present intention to offer securities pursuant to this Final Shelf Prospectus.

✓	The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports[4].

✓	On September 20, 2024, MAG and Apollo Silver Corp. (“Apollo”) entered into an exploration, earn-in and option agreement (the “Option”) pursuant to which Apollo has the option to acquire the Cinco de Mayo Project (“Cinco”). In order for Apollo to exercise the Option, Apollo is required to obtain the necessary licensing to access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

EXPLORATION

✓	Juanicipio:

•	Underground infill drilling at Juanicipio continued in Q3 2024, primarily focused on upgrading mineralization in areas expected to be mined in the near to mid-term. During Q3 2024, 8,248 metres (nine months ended September 30, 2024: 30,218 metres) were drilled from underground. Results to date (mainly first half of 2024) focus on infill and confirm vein continuity including grade and thicknesses.
•	Surface drilling started in April 2024 and is currently focused on the Cañada-Honda structure with three rigs turning. Since the beginning of the program, nine holes have been completed, with three in progress. During Q3 2024, 9,768 metres (nine months ended September 30, 2024: 14,314 metres) were drilled from surface.
•	Results from three holes are showing thin mineralized epithermal veins with vein textures and negligible base metals consistent with being at high level and possibly above a productive boiling zone. Some holes were drilled deep enough to intercept the Juanicipio vein previous deepest holes including a 0.7 metre, base metal rich intercept extending the Juanicipio vein by 450 metres downdip.

__________________________

4 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

✓	Deer Trail Project, Utah:

•	During Q3 2024, 1,745 metres have been drilled from surface (nine months ended September 30, 2024: 4,782 metres). During the first nine months of the year, three holes have been completed, two at Carrisa and one in the Deer Trail Mine Corridor. One hole is currently in progress at Carissa.

✓	Larder Project, Ontario:

•	Surface drilling at Twist, Swansea, Long Conglomerate and Kir Vit, totalled 12,661 metres in Q3 2024 (nine months ended September 30, 2024: 29,811 metres). Targets tested include:
•	the central and western portions of the Twist zone;
•	a large induced polarization (“IP”) target at Swansea that coincides with the recent drill program results and historic green carbonate altered komatiite horizons believed to be a second order splay off the Cadillac-Larder Break (“CLB”) at the Swansea zone;
•	an approximately 4km long conglomerate zone (which runs through the central portion of the property), that is a second order structure coincident with a parallel unconformity; and
•	the southeast extensions of the Kir Vit zone with four high priority geophysical targets to test in 2024.
•	Regional and field programs at the recently acquired Goldstake Property (as defined herein) led to outcrop stripping programs that discovered high grade gold values in both channel and grab samples at the T Trench, including 32.1 g/t gold, 16.7 g/t gold, and 14.8 g/t gold.

4. RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the third quarter of 2023 was the first quarter of full commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three and nine months ended September 30, 2024 and 2023, unless otherwise noted.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Key mine performance data of Juanicipio (100% basis)	2024	2023	2024	2023

Metres developed (m)	3,278	4,105	10,936	10,989

Material mined (t)	331,194	297,575	1,005,735	780,645
Material processed (t)	332,290	322,249	994,565	921,990

Silver head grade (g/t)	481	523	485	474
Gold head grade (g/t)	1.32	1.32	1.28	1.23
Lead head grade (%)	1.58%	1.33%	1.50%	1.07%
Zinc head grade (%)	2.83%	2.25%	2.78%	1.92%

Equivalent silver head grade (g/t) (1)	735	760	731	684

Silver ounces sold (koz)	4,462	4,289	12,728	11,167
Gold ounces sold (koz)	9.12	7.76	25.22	22.59
Lead pounds sold (klb)	9,984	7,603	26,955	17,187
Zinc pounds sold (klb)	15,426	9,596	42,509	23,348

Equivalent silver ounces sold (koz) (2)	6,204	5,710	17,627	14,893

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and nine months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead, $1.29/lb zinc and $28.15/oz silver, $2,360.51/oz gold, $0.94/lb lead, $1.25/lb zinc, respectively (three and nine months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead, $1.15/lb zinc and $23.49/oz silver, $1,942.32/oz gold, $0.97/lb lead, $1.16/lb zinc, respectively).

a)	Health and Safety

During the three and nine months ended September 30, 2024, the Total Reportable Injury Frequency Rate (which includes Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 8.2 and 10.0, respectively (three and nine months ended September 30, 2023: 17.3 and 17.8, respectively) and the Total Lost Time Injury Frequency Rate was 4.5 and 5.7, respectively (three and nine months ended September 30, 2023: 9.9 and 11.4, respectively).

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

On September 30, 2024 there were 1,813 employees and contractors working at Juanicipio (523 employees and 1,290 contractors), for a total of 1,102,000 and 3,495,200 hours worked during the three and nine months ended September 30, 2024, respectively.

b)	Underground Development

Total underground development to the end of Q3 2024 was approximately 85.73 km (53.3 miles), including 3.28 km (2.0 miles) and 10.94 km (6.8 miles) completed during the three and nine months ended September 30, 2024, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the Mineral Reserves over the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein system and establishing new mining stopes; and
•	integrating additional ventilation and other associated underground infrastructure.

c)	Mining

During the three and nine months ended September 30, 2024, a total of 331,194 and 1,005,735 tonnes of ore were mined, respectively. This represents an increase of 11% over Q3 2023 and an increase of 29% over the nine months ended September 30, 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady state mining and milling targets.

The majority of production is currently coming from longhole stopes throughout all three zones of the mine, and this is the preferred mining method for the remainder of the Valdecañas Vein.

d)	Processing

During the three and nine months ended September 30, 2024, a total of 332,290 and 994,565 tonnes of ore were processed through the Juanicipio plant, respectively. The 3% and 8% increase over the three and nine months ended September 30, 2023 was mainly attributable to the Juanicipio plant operating at nameplate per operating day during 2024.

The silver head grade and equivalent silver head grade for the ore processed in the three and nine months ended September 30, 2024 was 481 g/t and 735 g/t, and 485 g/t and 731 g/t, respectively (three and nine months ended September 30, 2023: 523 g/t and 760 g/t, and 474 g/t and 684 g/t, respectively). The higher silver head grade and lower lead and zinc head grades in Q3 2023 were the result of processing ore from the upper levels of the mine, characterized by higher silver grade, compared to deeper areas in Q3 2024. Head grades for the nine months ended September 30, 2023 were lower as low-grade commissioning stockpiles were processed through the Juanicipio plant as it was ramped up. Silver metallurgical recovery during the three and nine months ended September 30, 2024 was 95% and 92%, respectively (three and nine months ended September 30, 2023: 88% and 88%, respectively) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and all-in sustaining costs

The following table provides a summary of the total cash costs and all-in sustaining costs of Juanicipio for the three and nine months ended September 30, 2024, and 2023.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Total cash costs (1)	(555)	20,067	14,330	77,432
Cash cost per silver ounce sold ($/oz) (1)	(0.12)	4.68	1.13	6.93
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.38	9.37	8.64	11.07

All-in sustaining costs (1)	14,631	39,411	58,185	120,111
All-in sustaining cost per silver ounce sold ($/oz) (1)	3.28	9.19	4.57	10.76
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	10.83	12.75	11.12	13.94

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and nine months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead, $1.29/lb zinc and $28.15/oz silver, $2,360.51/oz gold, $0.94/lb lead, $1.25/lb zinc, respectively (three and nine months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead, $1.15/lb zinc and $23.49/oz silver, $1,942.32/oz gold, $0.97/lb lead, $1.16/lb zinc, respectively).

f)	Exploration Update

The Juanicipio exploration program expenditures for the three and nine months ended September 30, 2024 totalled $2,728 and $6,331, respectively (three and nine months ended September 30, 2023: $2,059 and $6,121, respectively).

During Q3 2024, 8,248 metres (nine months ended September 30, 2024: 30,218 metres) were drilled from underground and focused on infilling the upper parts of the Valdecañas Vein System including the Valdecañas, Ramal 1, Anticipada and Venadas veins. Results to date (mainly first half of 2024) focus on infill and confirm vein continuity including grade and thicknesses. Drilling continues with assays pending for the balance of the program.

Surface drilling started in April 2024 and is currently focused on the Cañada-Honda Structure with three rigs turning. Since the beginning of the program, 9 holes have been completed, with 3 in progress. During Q3 2024, 9,768 metres (nine months ended September 30, 2024: 14,314 metres) were drilled from surface. Initial results show thin mineralized vein intercepts with textures and chemistry consistent with being at high level and possibly above a productive boiling zone. Some holes are being extended to intercept the Juanicipio vein below the inferred resource with an initial base metal rich intercept extending it 450 metres downdip. Assays are pending for the balance of the program.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Drilling from both underground and surface are planned to continue throughout the rest of the year, totalling approximately 50,000 metres for 2024.

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three and nine months ended September 30, 2024 and 2023.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$	$	$	$
Sales	176,393	125,046	467,161	311,303
Cost of sales:
Production cost	(38,596)	(43,782)	(115,248)	(125,731)
Depreciation and amortization	(23,440)	(21,646)	(67,934)	(47,001)
Gross profit	114,357	59,618	283,978	138,571
Consulting and administrative expenses	(2,497)	(3,458)	(10,969)	(9,115)
Extraordinary mining and other duties	(2,810)	(1,635)	(6,975)	(3,532)
Interest expense	(1,839)	(5,214)	(9,058)	(13,915)
Exchange gains (losses) and other	1,961	420	1,360	(2,414)
Net income before tax	109,172	49,731	258,335	109,595
Income tax expense	(52,937)	(23,824)	(108,485)	(23,441)
Net income (100% basis)	56,235	25,907	149,850	86,154
MAG’s 44% portion of net income	24,743	11,399	65,934	37,908
Interest on Juanicipio loans - MAG's 44%	809	2,293	3,985	6,122
MAG’s 44% equity income	25,552	13,692	69,919	44,030

Three months ended September 30, 2024

Sales increased by $51,348 during the three months ended September 30, 2024, mainly due to 26% higher realized metal prices and 13% higher metal volumes.

Production costs decreased by $5,186 due to Juanicipio depleting higher-cost stockpiles in Q3 2023 ($2,085), resulting from the operational ramp-up and processing facility commissioning in the first half of 2023, and lower mining, milling and general and administrative expenses (“G&A expenses”) ($3,101).

Depreciation increased by $1,794 impacted by an increased depreciable asset cost base as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 3% more tonnes during Q3 2024, impacting units of production depreciation.

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Cash operating margin increased from 65% to 78%, mainly due to positive commodity price movements, reduced operating costs, as well as operational leverage.

Other expenses decreased by $4,701 mainly as a result of lower consulting and administrative expenses ($960), higher exchange gains ($1,542) and lower interest expense ($3,375) as Juanicipio reduced its outstanding shareholder loans balance by $223,192 ($206,712 loan repayments and $16,480 converted to equity) over the course of September 2023 to September 2024, offset by higher selling costs and other duties ($1,176) which were impacted by the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024.

Taxes increased by $29,113 mainly due to higher taxable profits generated during Q3 2024, as well as non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended September 30, 2024 (332,290 tonnes processed)				Three Months Ended September 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	4,461,644 ounces	30.16 per oz	134,580	100,841
Gold	9,118 ounces	2,588 per oz	23,594	14,839
Lead	4,529 tonnes	0.91 per lb.	9,067	7,571
Zinc	6,997 tonnes	1.29 per lb.	19,885	11,005
Treatment, refining, and other processing costs (1)			(10,733)	(9,211)
Sales			176,393	125,046
Production cost			(38,596)	(43,782)
Depreciation and amortization			(23,440)	(24,646)
Gross Profit			114,357	59,618

(1) Q3 2023 includes toll milling costs from processing mineralized material at the Saucito plant.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Nine months ended September 30, 2024

Sales increased by $155,858 during the nine months ended September 30, 2024, mainly due to 22% higher metal volumes, 18% higher realized metal prices, and $9,459 lower treatment, refining and toll milling costs driven mainly by no toll milling at the Saucito and Fresnillo processing facilities during the first nine months of 2024.

Production costs decreased by $10,482 mainly due to Juanicipio depleting higher-cost, lower-grade commissioning stockpiles during operational ramp-up and processing facility commissioning in the first nine months of 2023 ($18,788), offset by higher mining, milling and G&A costs ($8,306, predominantly volume related) as Juanicipio shifted to nameplate production levels post September 2023.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Depreciation increased by $20,933, impacted by an increased depreciable asset cost base as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 8% more tonnes in the first nine months of 2024, impacting units of production depreciation.

Cash operating margin increased from 60% to 75%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

Other expenses decreased by $3,332 mainly as a result of higher exchange gains and other costs ($3,773) and lower interest expense ($4,857) as Juanicipio reduced its outstanding shareholder loans balance by $223,192 ($206,712 loan repayments and $16,480 converted to equity) over the course of September 2023 to September 2024, offset by higher selling and other duties ($3,444) driven by the commencement of commercial pyrite and gravimetric concentrate production in Q2 2024 and higher consulting and administrative expenses ($1,854) as an operator services agreement became effective upon initiation of commercial production (the “Operator Services Agreement”).

Taxes increased by $85,044 mainly due to higher taxable profits generated during the first nine months of 2024, as well as non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Nine Months Ended September 30, 2024 (994,565 tonnes processed)				Nine Months Ended September 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	12,728,250 ounces	28.15 per oz	358,267	262,271
Gold	25,217 ounces	2,361 per oz	59,525	43,874
Lead	12,226 tonnes	0.94 per lb.	25,318	16,599
Zinc	19,282 tonnes	1.25 per lb.	53,054	27,020
Treatment, refining, and other processing costs (2)			(29,002)	(38,461)
Sales			467,161	311,303
Production cost			(115,248)	(125,731)
Depreciation and amortization (1)			(67,934)	(47,001)
Gross Profit			283,978	138,571

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for the nine months ended September 30, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio for the three and nine months ended September 30, 2024 and 2023:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$	$	$	$
Cash provided by (used in):
Operating activities	109,836	57,271	245,123	60,918
Investing activities	(12,656)	(16,524)	(30,929)	(61,653)
Financing activities	(51,712)	(25,843)	(159,724)	23,091
Impact of foreign exchange on cash and cash equivalents	(108)	(9)	(601)	(25)
Increase in cash and cash equivalents during the period	45,360	14,895	53,869	22,331
Cash and cash equivalents, beginning of period	51,422	8,539	42,913	1,102
Cash and cash equivalents, end of period	96,782	23,434	96,782	23,433

a)	Cash flows from operating activities

During the three months ended September 30, 2024, cash flow from operating activities increased by $52,565 mainly as a result of higher operating margins driven by 26% higher realized metal prices and 13% higher metal volumes, and lower tax payments of $13,909.

During the nine months ended September 30, 2024, cash flow from operating activities increased by $184,205 mainly as a result of higher operating margins driven by 22% higher metal volumes and 18% higher realized metal prices, as well as lower tax payments of $40,247.

b)	Cash used in investing activities

During the three months ended September 30, 2024, the net cash used in investing activities decreased by $3,868. This decrease was mainly driven by lower initial capital development expenditures of $4,990, as the project progressed from the commissioning and operational ramp-up phase in 2023 to the steady operations phase in 2024.

During the nine months ended September 30, 2024, the net cash used in investing activities decreased by $30,724. This decrease was mainly driven by lower initial capital development expenditures of $28,053 as the project progressed from the commissioning and operational ramp-up phase in 2023, characterized by intensive initial capital development expenditures, to the steady operations phase in 2024.

c)	Cash from (used in) financing activities

During the three months ended September 30, 2024, net cash used in financing activities increased by $25,868 due to $51,480 (three months ended September 30, 2023: $25,670, net of $16,480 converted to equity) of loan and interest repayments to shareholders.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the nine months ended September 30, 2024, net cash used in financing activities increased by $182,815 due to $158,935 (nine months ended September 30, 2023: $33,157, net of $16,480 converted to equity) of loan and interest repayments to shareholders, offset by a nil (nine months ended September 30, 2023: $56,800) cash injection from shareholders.

d)	Liquidity position

With commercial production declared on June 1, 2023, Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from operations, along with the cash held by Juanicipio at September 30, 2024 of $96,782 on a 100% basis, are expected to fund ongoing requirements.

5. DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures (criteria met: $34,147 expended to September 30, 2024) and $2,000 in advanced royalty payments ($850 paid to September 30, 2024), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied as of September 30, 2024.

The Company believes that the Deer Trail Project is a silver-rich Carbonate Replacement Deposit related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

•	In May of 2023 MAG started the Phase 3 drilling program focused on up to three porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. The two completed “hub” holes to date total 2,738 metres. Both holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for the summer of 2025.
•	Phase 4 drilling commenced in the last quarter of 2023 and continued through Q3 2024, focussed on lower elevations and aimed at offsetting the Carissa discovery and testing other high-potential targets in the Deer Trail mine area.
•	During Q3 2024, 1,745 metres have been drilled from surface (nine months ended September 30, 2024: 4,782 metres). During the first nine months of the year, three holes have been completed, two at Carrisa and one in the Deer Trail Mine Corridor. One hole is currently in progress at Carissa.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three and nine months ended September 30, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2024	2024	2023
	$	$	$
Deer Trail Project
Option and other payments	-	-	275
Total acquisition costs	-	-	275
Drilling and geotechnical	2,149	6,838	5,854
Camp and site costs	67	367	875
Land taxes and government fees	214	218	213
Legal, community and other consultation costs	115	272	343
Travel	49	139	190
Total for the period	2,594	7,834	7,750
Balance, beginning of period	32,555	27,315	19,565
Total Deer Trail Project cost	35,149	35,149	27,315

6. LARDER PROJECT

BACKGROUND AND HISTORY

Through the acquisition of Gatling Exploration Inc. (“Gatling”) in 2022, the Company acquired 100% of the Larder Project in Ontario (the “Larder Project”), for which the Company recognized $15,187 in exploration and evaluation assets.

The Larder Project hosts three gold zones along the CLB, 35km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

On March 22, 2024, the Company, through its Gatling subsidiary, acquired 100% ownership of the Goldstake property (the “Goldstake Property”), contiguous to its Larder Project, from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000. The Goldstake Property has historically seen minimal exploration activity, however displays hallmark features, common in large orogenic gold camps in the region including identified second and third order structures with shallow documented historical high-grade intercepts of 29.46 g/t gold over 10 metres and 28.65 g/t gold over 3 metres which are open at depth.

During the three and nine months ended September 30, 2024, a total of 12,661 and 29,811 metres were drilled, respectively. Current exploration activities have shifted to testing regional targets that were developed from new geophysical surveys and litho-structural models.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Surface drilling at Twist, Swansea, Long Conglomerate and Kir Vit, totalled 12,661 metres in Q3 2024 (nine months ended September 30, 2024: 29,811 metres). Targets tested include:

•	the central and western portions of the Twist zone;
•	a large induced polarization (“IP”) target at Swansea that coincides with the recent drill program results and historic green carbonate altered komatiite horizons believed to be a second order splay off the CLB at the Swansea zone;
•	an approximately 4km long conglomerate zone (which runs through the central portion of the property), that is a second order structure coincident with a parallel unconformity; and
•	the southeast extensions of the Kir Vit zone with four high priority geophysical targets to test in 2024.

Twist Update: The six holes of the Twist drilling program totalled 4,671 metres and were designed to test where the CLB flips from north dipping to south dipping, assay results are pending.

Swansea Update: New geophysics received in Q3 2024 defined high priority magnetotelluric (“MT”) and IP drill targets at Swansea. Eight holes (6,300 metres) are planned to test an approximately 1.1km east-west trending high chargeability anomaly approximately 300 metres below surface. Drilling started in September 2024 and will continue until the end of 2024.

Long Conglomerate Update: A roughly 4km second order structure known as the Long Conglomerate is located in the central part of the property, and is consisting of greywackes, trachytes, syenites, conglomerates and volcanics with litho-structural breaks identified in the MT-IP survey of the property. A total of 4,014 metres totalling 7 holes were drilled at the Long Conglomerate in Q3 2024. Assays are pending on the western portion of the program.

Kir Vit Update: The Kir Vit southeast extension targets have been designed utilizing historical data combined with new MT-IP geophysics. Five targets have been identified to test in Q3 and Q4 2024. The Kir Vit program commenced in late September 2024 with 3,321 metres over 5 holes. All 5 holes intersected a broad zone of graphitic alteration and 5% to 10% pyrite, within zones of hydrothermally alteration containing smoky quartz. All assays are pending

Regional and Field Update: Larder’s field season collected over 500 surface grab samples across the entire Goldstake area. This led to three high priority areas (T Trench, L&I Trench and Copper Creek – see Figure L1 below) to strip back the overburden and complete detailed mapping and channel sampling programs. The outcrops tested are located within the Instant Pond zone, with encouraging results from the T Trench (see Figures L2 and L3 below). Highlights include:

•	Blake River pillowed and massive volcanics being intruded by late stage syenites and gabbros;

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

•	High grade gold values in both channel and grab samples at the T Trench include: 32.1 g/t gold, 16.7 g/t gold, and 14.8 g/t gold (see Tables L1 and L2 below);
•	Major East-West shear structures on all three outcrops with oblique riedel and extensional features occurring throughout;
•	Gold mineralization observed has been closely associated with copper oxides (malachite) and hydrothermal alteration packages that include epidote, albite and silica;
•	Localized areas of brecciated pillowed basalts also host increased gold values within mineralized pillow selvages;
•	Larder considers this a newly discovered zone that has never been exposed on surface;
•	Upon completion of the channel samples program and regional MT-IP survey at Goldstake, targets will be developed and be drill tested in 2025; and
•	All three outcrops are pending assays.

Table L1 – Grab Samples at the T Trench

Outcrop Grab Results
Sample ID	Au (g/t)	Lithology	Description
M022551	32.1	Mafic Volcanic	Epidote altered mafic volcanic with quartz veinlet/bleb; fracture fill cpy-py 1-2%.
M022550	16.7	Mafic Volcanic	Mafic volcanic with moderate epidote alteration, vuggy calcite veining and 0.5-1% euhedral py.
M022556	15.8	Mafic Volcanic	Mafic volcanic with moderate localized epidote alt; 0.5-1% cpy, <0.5% py.
M022548	14.8	Mafic Volcanic	Mafic volcanic with semi pervasive strong epidote alt, 0.5-1% euhedral py.
M022554	14.8	Mafic Volcanic	Aphanitic mafic volcanic with pervasive moderate epidote alteration; minor (0.5%) blebby cpy.
M022553	3.3	Mafic Volcanic	Mafic Volcanic with moderate epidote alt; 0.5-1% frac fill cpy-py.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Table L2 – Channel Samples at the T Trench

Channel Results
Channel ID	Sample ID	From (m)	To (m)	Length (m)	Au (g/t)	Lithology	Comments
TO_CH04	M024030	1	1.5	0.5	16.6	Syenite	K-spar altered syenite porphyry with mineralized fault running across channel; 3-5% frf py and diss py halo observed in the fault.
TO_CH05	M024049	3.2	3.7	0.5	18.5	Mafic Volcanic	Brecciated mafic pillows with cpy blebs (1-2%) within interstitial spaces between pillows; ~0.5% Euhedral py grains in basalt matrix up to 4mm.
TO_CH05	M024050	3.7	4.2	0.5	10.1	Mafic Volcanic	Mafic volcanic pillow breccia with fracture fill epidote alt; 1-2% cpy-py through fault/joint planes
TO_CH05	M024051	4.2	4.7	0.5	6.5	Mafic Volcanic	2-3% cpy blebs in brecciated pillows; mod-strong epidote alteration.
TO_CH05	Total Composite			1.5	11.7	Mafic Volcanic
TO_CH06	M024062	8.7	9.7	1	3.9	Mafic Volcanic	Mafic volcanic with hematite and minor epidote alteration; ~0.5% cpy and euhedral py.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Figure L1 Regional Map with Outcrop Area Identified at Goldstake

Legend
Larder Project Property Boundary
Bedrock Geology
Keweenawan Diabase
Huronian Sediment
Algoman Komatiite
Algoman Syenite
Timiskaming Volcanic
Timiskaming Greywacke
Timiskaming Trachyte
Timiskaming Conglomerate
Post-Keewatin Diorite
Keewatin Mafic Volcanics
Keewatin Felsic Volcanics
Outcrop Area
Kinabik Creek
Wawagosic Lake
Clover Lake
Gem Lake
Cheminis
Cheminis Rd
66
Bear
Barber Lake
Virginiatown
Malone Lake
Milky Creek
Larder Lake
Northwest Bay
N
0 0.5 1 2 km
594000
596000
598000
600000
602000
604000
606000
608000
610000
5340000
5338000
5336000
5334000
5332000
5330000

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Figure L2 – T Trench Channel Sample Locations at Goldstake

N
Legend
Channel IDs
Lithology
Mafic Volcanics
Syenite
TO_CH01
TO_CH02
TO_CH03
TO_CH04
TO_CH05
TO_CH06
TO_CH07
TO_CH08
TO_CH09
TO_CH10
TO_CH11
TO_CH12
TO_CH13
TO_CH14
0
4
8
12
Meters
603790
603795
603800
603805
603810
603815
603820
5335730
5335725
5335720
5335715
5335710

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Figure L3 – T Trench with Geology and Gold Grades with Trends

603790
603795
603800
603805
603810
603815
603820
5335730
5335725
5335720
5335715
5335710
N
16.6 g/t
15.8 g/t
18.5 g/t
10.1 g/t
6.5 g/t
32.1 g/t
Gold Trends
14.8 g/t
14.8 g/t
16.7 g/t
0
4
8
12
Meters
Legend
Outcrop Grabs
Outstanding Samples (Lab)
Channel samples
<0.1 g/t
0.1-1.0 g/t
1.0-3.0 g/t
3.0-5.0 g/t
5.0-8.0 g/t
>8 g/t
Lithology
Mafic Volcanics
Syenite

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three and nine months ended September 30, 2024, and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	Three months ended	Nine months ended	Year ended
	September 30,	September 30,	December 31,
	2024	2024	2023
	$	$	$
Larder Project
Acquisition of exploration property	-	3,802	-
Total acquisition costs	-	3,802	-
Drilling and geotechnical	2,672	8,237	6,357
Camp and site costs	323	1,456	772
Land taxes and government fees	19	39	43
Legal, community and other consultation costs	131	386	347
Travel	58	128	109
Total for the period	3,203	14,048	7,628
Balance, beginning of period	36,167	25,322	17,694
Total Larder Project cost	39,370	39,370	25,322

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

7. OUTLOOK

Juanicipio Outlook

All material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting gravimetric, lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). A pyrite concentrate is also produced and marketed at market terms by Fresnillo. The Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

With continued operational outperformance, as reported by Fresnillo, silver grades are expected to be at the top end of the revised guidance range (420g/t to 460g/t) for 2024.

During 2024, Juanicipio plans to drill a total of 50,000 metres, with 33,000 metres from underground and 17,000 metres from surface.

Deer Trail Outlook

The planned 2024 exploration program at the Deer Trail Project includes up to 7,500 metres of drilling to test around the Carissa Discovery, and follow-up drilling in the Deer Trail mine corridor. Additionally surface exploration, geophysical surveys and modelling have defined many additional targets throughout the project area with drill permitting to test many of these well advanced.

Larder Project Outlook

The planned 2024 exploration program at the Larder Project includes drilling a minimum of 35,000 metres with multiple rigs. Targets include first, second and third order structures that have been identified from the 2023 target generation program (geophysical, geochemical, and geological) as well as continuing to expand known zones at the Fernland, Cheminis and Bear targets. The 2024 exploration program includes additional geophysics and field work to refine existing and identify additional targets to the already rich target portfolio. With the completion of the Goldstake Property acquisition in March 2024, the geological team at the Larder Project has commenced a large comprehensive field and geophysical program for completion in the second half of 2024. MAG expects the 2024 field and geophysical programs to unlock a plethora of drill targets that will be ranked and tested in 2025.

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

8. SUMMARY OF QUARTERLY INFORMATION

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS.

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	25,552	25,123	19,244	21,069	13,692	22,419	7,919	2,877
Interest income (1)	1,336	928	827	726	663	641	564	295
Other income (4)	533	650	537	388	269	233	127	-
General and administrative expenses	3,529	3,622	4,109	2,995	4,094	3,233	3,272	3,797
Net income (loss) (2)	22,292	21,614	14,895	15,694	8,862	19,390	4,713	(825)
Net income (loss) per share	0.22	0.21	0.14	0.14	0.09	0.19	0.05	(0.01)
Diluted net income (loss) per share	0.22	0.21	0.14	0.14	0.09	0.19	0.05	(0.01)

Notes:

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”.

(3)	Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets as well as fluctuating feed grades as the operations approached steady state. Q2 2023 through Q3 2024 higher income from equity accounted investment in Juanicipio is mainly due to higher metal prices and processing more ore than in prior periods as Juanicipio transitioned through mill commissioning, operational ramp-up, and ultimately achieved nameplate production levels during September 2023 (see ‘Results of Juanicipio’ above).

(4)	On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of Common Shares issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 Flow-Through Share premium liability. As eligible expenditures are incurred, the Company records associated amortization of the Flow-Through Share premium liability in other income.

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

9. REVIEW OF FINANCIAL RESULTS

Three months ended September 30, 2024 vs. Three months ended September 30, 2023

	For the three months ended
	September 30,	September 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	25,552	13,692
General and administrative expenses	(3,529)	(4,094)
General exploration and business development	(138)	(468)
Operating Income	21,885	9,130

Interest income	1,336	663
Other income	533	269
Financing costs	(211)	-
Foreign exchange loss	(41)	(192)
Income before income tax	23,502	9,870

Deferred income tax expense	(1,210)	(1,008)

Net income	22,292	8,862

Income from equity accounted investment in Juanicipio increased to $25,552 for the three months ended September 30, 2024 (September 30, 2023: $13,692), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses decreased to $3,529 during the three months ended September 30, 2024 (September 30, 2023: $4,094) mainly due to compensation and consulting fees decreasing to $1,268 (September 30, 2023: $1,727) impacted by higher executive search and consultant fees in Q3 2023.

Interest income increased to $1,336 during the three months ended September 30, 2024 (September 30, 2023: $663) mainly due to higher cash balances compared to the comparative period.

Other income increased to $533 during the three months ended September 30, 2024 (September 30, 2023: $269) mainly due to higher eligible exploration spend driving higher amortization of the Company’s Flow-Through Share premium liability.

Financing Costs increased to $211 during the three months ended September 30, 2024 (September 30, 2023: nil) and is mainly attributable to the amortization of deferred financing fees and commitment fees from the Company’s Credit Facility (as defined herein) (entered into October 2023).

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Deferred income tax expense of $1,210 during the three months ended September 30, 2024 (September 30, 2023: $1,008) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Nine months ended September 30, 2024 vs. Nine months ended September 30, 2023

	For the nine months ended
	September 30,	September 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	69,919	44,030
General and administrative expenses	(11,052)	(10,599)
General exploration and business development	(590)	(610)
Operating Income	58,277	32,821

Interest income	3,091	1,868
Other income	1,720	629
Financing costs	(553)	-
Foreign exchange loss	(144)	(204)
Income before income tax	62,391	35,114

Deferred income tax expense	(3,590)	(2,149)

Net income	58,801	32,965

Income from equity accounted investment in Juanicipio increased to $69,919 for the nine months ended September 30, 2024 (September 30, 2023: $44,030), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $11,052 during the nine months ended September 30, 2024 (September 30, 2023: $10,599) due to:

•	increase in share-based compensation to $3,010 (September 30, 2023: $2,597) mainly due to the appointment of an independent director in January 2024;
•	Juanicipio oversight costs increased to $741 (September 30, 2023: $332) as a result of being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023;
•	increase in depreciation and amortization expense to $394 (September 30, 2023: $201) mainly due to Juanicipio achieving commercial production in June 2023, resulting in the recording of amortization of accumulated capitalized Juanicipio oversight expenditures;

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

•	decrease in compensation and consulting fees to $3,406 (September 30, 2023: $3,949) mainly due to higher executive search and consultant fees incurred by the Company in 2023.

Interest income increased to $3,091 during the nine months ended September 30, 2024 (September 30, 2023: $1,868) mainly due to higher cash balances compared to the comparative period.

Other income increased to $1,720 during the nine months ended September 30, 2024 (September 30, 2023: $629) mainly due to higher eligible exploration spend and therefore higher amortization of the Company’s Flow-Through Share premium liability.

Financing Costs increased to $533 during the nine months ended September 30, 2024 (September 30, 2023: nil) and is mainly attributable to the amortization of deferred financing fees and commitment fees from the Company’s Credit Facility (entered into October 2023).

Deferred income tax expense of $3,590 during the nine months ended September 30, 2024 (September 30, 2023: $2,149) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

10. FINANCIAL POSITION

The following table summarizes MAG’s financial position as at September 30, 2024 and December 31, 2023:

	September 30,	December 31,
	2024	2023
	$	$
Assets
Current assets
Cash	113,491	68,707
Other current assets	3,769	3,346
Total current assets	117,260	72,053
Non-current assets
Investment in Juanicipio	394,928	394,622
Exploration and evaluation assets	74,519	52,637
Deferred financing fees	653	909
Property and equipment	236	301
Investments	8	8
	470,344	448,477
Total assets	587,604	520,530
Liabilities
Current liabilities	3,603	4,791
Non-current liabilities	12,572	8,982
Total liabilities	16,175	13,773
Total equity	571,429	506,757
Total liabilities and equity	587,604	520,530

Cash totalled $113,491 as at September 30, 2024 compared to $68,707 at December 31, 2023, with the increase primarily attributable to $69,927 of Juanicipio loan principal and interest repayments (see below ‘Company’s investment in Juanicipio’ section), offset by $17,025 in exploration and evaluation expenditures as well as $3,802 attributable to the acquisition of the exploration property (see below ‘Cash Flows - Investing Activities’ section).

Other current assets as at September 30, 2024 include accounts receivable of $1,675 (December 31, 2023: $1,559) and prepaid expenses of $2,094 (December 31, 2023: $1,787).

The equity accounted investment in Juanicipio increased from $394,622 at December 31, 2023 to $394,928 at September 30, 2024. This movement was mainly driven by $65,235 of loans repayments from Juanicipio and $3,985 of interest earned reclassified to receivables, offset by MAG’s share of earnings from Juanicipio of $69,919 - as depicted below in ‘Company’s investment in Juanicipio’.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at September 30, 2024 increased to $74,519 (December 31, 2023: $52,637) reflecting exploration expenditures incurred on the Deer Trail Project ($7,834) and the Larder Project ($14,048 which includes $3,802 for the acquisition exploration property) during the nine months ended September 30, 2024.

Current liabilities as at September 30, 2024 decreased to $3,603 (December 31, 2023: $4,791) driven primarily by a decrease in the Flow-Through Share premium liability as a result of eligible exploration spend on the Larder Project during the period. It is expected that the remainder Flow-Through Share premium liability of $249 as at September 30, 2024 will be fully extinguished by the end of the year, with $40 Flow-Through Share premium liability ($231 Flow-Through Share eligible spend) remaining as at October 31, 2024.

Non-current liabilities of $12,572 as at September 30, 2024 (December 31, 2023: $8,982) includes a $484 reclamation provision (December 31, 2023: $484), and a deferred income tax liability of $12,088 (December 31, 2022: $8,498). The latter is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio as at September 30, 2024 and December 31, 2023:

	September 30,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(394)	(305)
Loan repayments from Juanicipio	(65,235)	(25,714)
Cash contributions and advances to Juanicipio	-	24,992
Total for the period	(65,628)	(642)
Income from equity accounted Investment in Juanicipio	69,919	65,099
Interest earned, reclassified to accounts receivable	(3,985)	(8,150)
Balance, end of period	394,928	394,622

During the nine months ended September 30, 2024 the Company did not capitalize any Juanicipio oversight expenditures as following the declaration of commercial production in June 2023, the Company started expensing Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

11. CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and nine months ended September 30, 2024 and September 30, 2023:

	For the three months ended,		For the nine months ended,
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$	$	$	$
Operating activities before movements in non-cash
working capital	(1,260)	(3,007)	(5,632)	(6,645)
Movements in non-cash working capital	(621)	1,706	(1,162)	413
Operating activities	(1,881)	(1,301)	(6,794)	(6,232)
Investing activities	17,257	7,412	49,100	(20,859)
Financing activities	924	103	2,434	55,880
Effect of exchange rate changes on cash	(146)	(359)	44	(225)
Increase / (decrease) in cash during the period	16,154	5,855	44,784	28,564
Cash, beginning of period	97,337	52,664	68,707	29,955
Cash, end of period	113,491	58,519	113,491	58,519

Operating Activities

During the three months ended September 30, 2024, MAG used $1,881 in cash for operations (three months ended September 30, 2023: $1,301) primarily for the payment of corporate office expenses. The increase in cash used for operations was largely driven by changes in working capital items, mainly in accounts receivable and prepaid expenses.

During the nine months ended September 30, 2024, MAG used $6,794 in cash for operations (nine months ended September 30, 2023: $6,232) primarily for the payment of corporate office expenses. The increase in cash used for operations was largely driven by changes in working capital items, mainly in accounts receivable and prepaid expenses.

Investing Activities

During the three months ended September 30, 2024, cash from investing activities amounted to $17,257 (three months ended September 30, 2023: $7,412). The increase in cash from investing activities was driven by loan and interest repayments from Juanicipio of $22,649 (three months ended September 30, 2023: $11,295) offset by $5,392 which was used in exploration and evaluation expenditures across the Deer Trail and Larder Projects (three months ended September 30, 2023: $3,811).

During the nine months ended September 30, 2024, cash from investing activities amounted to $49,100 (nine months ended September 30, 2023: cash used of $20,859). The increase in cash from investing activities was driven by loan and interest repayments from Juanicipio of $69,927 (nine months ended September 30, 2023: $14,589) offset by cash contributions to Juanicipio of nil (nine months ended September 30, 2023: $25,376) and $20,827 (which includes $3,802 for the acquisition of exploration property) in exploration and evaluation expenditures across the Deer Trail and Larder Projects (nine months ended September 30, 2023: $10,053).

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

During the three months ended September 30, 2024, cash received from financing activities amounted to $924 (three months ended September 30, 2023: $103). The increase in cash received mainly related to the issuance of Common Shares from exercising stock options amounting to $961 (September 30, 2023: nil).

During the nine months ended September 30, 2024, cash received from financing activities amounted to $2,434 (nine months ended September 30, 2023: $55,880). The increase in cash received mainly related to the issuance of Common Shares from exercising stock options amounting to $2,548 (nine months ended September 30, 2023: $225) and by equity financings of nil (nine months ended September 30, 2023: $55,749, completed in Q1 2023).

12. NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Cash cost per ounce

The Company has included the non-IFRS performance measure cash cost per ounce on a by-product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate cash cost per ounce differently.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Production cost as reported	38,596	43,782	115,248	125,731
Depreciation on inventory movements	(147)	(1,145)	1,000	(2,799)
Adjusted production cost	38,448	42,637	116,249	122,932
Treatment, refining, and other processing costs	10,733	9,211	29,002	38,461
By-product revenues (2)	(52,546)	(33,415)	(137,897)	(87,493)
Extraordinary mining and other duties	2,810	1,635	6,975	3,532
Total cash costs (1)	(555)	20,067	14,330	77,432
Add back by-product revenues (2)	52,546	33,415	137,897	87,493
Total cash costs for equivalent silver (1)	51,992	53,482	152,226	164,925
Silver ounces sold	4,461,644	4,288,747	12,728,250	11,167,181
Equivalent silver ounces sold (3)	6,203,678	5,709,900	17,627,355	14,892,542
Cash cost per silver ounce sold ($/ounce)	(0.12)	4.68	1.13	6.93
Cash cost per equivalent silver ounce sold ($/ounce)	8.38	9.37	8.64	11.07

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and nine months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead, $1.29/lb zinc and $28.15/oz silver, $2,360.51/oz gold, $0.94/lb lead, $1.25/lb zinc, respectively (three and nine months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead, $1.15/lb zinc and $23.49/oz silver, $1,942.32/oz gold, $0.97/lb lead, $1.16/lb zinc, respectively).

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all-in sustaining cost per silver ounce”, which is a non-IFRS performance measure. The Company believes that the all-in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all-in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

All-in sustaining costs adjust “Total cash costs” for G&A expenses, exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature (see reconciliation below). Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the Q3 2024 Financial Statements.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Total cash costs	(555)	20,067	14,330	77,432
General and administrative expenses	2,497	3,458	10,969	9,115
Exploration	2,728	2,059	6,331	6,121
Sustaining capital expenditures	9,676	13,604	25,603	26,737
Sustaining lease payments	232	174	789	552
Interest on lease liabilities	(13)	(15)	(47)	(32)
Accretion on closure and reclamation costs	66	64	210	186
All-in sustaining costs (1)	14,631	39,411	58,185	120,111
Add back by-product revenues (2)	52,546	33,415	137,897	87,493
All-in sustaining costs for equivalent silver (1)	67,177	72,827	196,082	207,604
Silver ounces sold	4,461,644	4,288,747	12,728,250	11,167,181
Equivalent silver ounces sold (3)	6,203,678	5,709,900	17,627,355	14,892,542
All-in sustaining cost per silver ounce sold ($/ounce)	3.28	9.19	4.57	10.76
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	10.83	12.75	11.12	13.94
Average realized price per silver ounce sold ($/ounce)	30.16	23.51	28.15	23.49
All-in sustaining margin ($/ounce)	26.88	14.32	23.58	12.73
All-in sustaining margin ($/equivalent ounce)	19.34	10.76	17.02	9.55
All-in sustaining margin	119,949	61,430	300,082	142,160

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three and nine months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead, $1.29/lb zinc and $28.15/oz silver, $2,360.51/oz gold, $0.94/lb lead, $1.25/lb zinc, respectively (three and nine months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead, $1.15/lb zinc and $23.49/oz silver, $1,942.32/oz gold, $0.97/lb lead, $1.16/lb zinc, respectively).

For the three and nine months ended September 30, 2024, the Company incurred corporate G&A expenses of $3,429 and $10,658 respectively (three and nine months ended September 30, 2023: $3,961 and 10,398 respectively), which exclude depreciation expense.

For the three and nine months ended September 30, 2024, the Company’s attributable silver ounces sold were 1,963,123 and 5,600,430 respectively (three and nine months ended September 30, 2023: 1,887,049 and 4,913,560 respectively) and attributable equivalent silver ounces sold were 2,729,618 and 7,756,036 respectively (three and nine months ended September 30, 2023: 2,512,356 and 6,552,718 respectively), resulting in additional all-in sustaining cost for the Company of $1.75/oz and $1.90/oz respectively (three and nine months ended September 30, 2023: $2.10/oz and $2.12/oz respectively); and $1.26/oz and $1.37/oz respectively (three and nine months ended September 30, 2023: $1.58/oz and $1.59/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2024	2023	2024	2023
Cash used in investing activities - Juanicipio	12,656	16,524	30,929	61,653
Less:
Development expenditures (1)	(5)	(4,996)	(76)	(28,129)
Change in accounts payable and deposits related to capital expenditures not included in AISC	(248)	4,807	1,081	(666)
Total sustaining capital expenditures (including exploration) (1)	12,404	15,663	31,934	32,858
Less capitalized exploration expenditures	(2,728)	(2,059)	(6,331)	(6,121)
Total sustaining capital expenditures (1)	9,676	13,604	25,603	26,737

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q3 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2024	2023	2024	2023
Net income after tax	22,292	8,862	58,801	32,965
Add back (deduct):
Taxes	1,210	1,008	3,590	2,149
Depreciation and depletion	100	133	394	201
Finance costs (income and expenses)	(1,617)	(740)	(4,114)	(2,293)
EBITDA (1)	21,985	9,263	58,671	33,022
Add back (deduct):
Adjustment for non-cash share-based compensation	991	822	3,010	2,597
Share of net earnings related to Juanicipio	(25,552)	(13,692)	(69,919)	(44,030)
MAG attributable interest in Junicipio Adjusted EBITDA	58,296	33,527	146,966	76,104
Adjusted EBITDA (1)	55,720	29,920	138,728	67,693

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023 to the results of Juanicipio as disclosed in Note 5 to the Q3 2024 Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2024	2023	2024	2023
Juanicipio net income after tax	56,235	25,907	149,850	86,154
Add back (deduct):
Juanicipio taxes	52,937	23,824	108,485	23,441
Juanicipio depreciation and depletion	23,440	21,646	67,934	47,001
Juanicipio finance costs (income and expenses)	(123)	4,794	7,699	16,329
Juanicipio EBITDA (1)	132,490	76,171	333,968	172,925
Add back (deduct):
Fixed asset write-down	-	27	46	38
Juanicipio adjusted EBITDA (1)	132,490	76,198	334,014	172,963
MAG's attributable interest in Juanicipio adjusted EBITDA	58,296	33,527	146,966	76,104

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in its consolidated financial statements. Free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 5 of the Q3 2024 Financial Statements.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of US$)	2024	2023	2024	2023
Cash flow from operating activities	109,836	57,271	245,123	60,918
Less:
Cash flow used in investing activities	(12,656)	(16,524)	(30,929)	(61,653)
Sustaining lease payments	(232)	(174)	(789)	(552)
Juanicipio free cash flow (1)	96,948	40,573	213,405	(1,287)

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13. LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2024, MAG had working capital (current assets less current liabilities) of $113,657 (December 31, 2023: $67,262) including cash of $113,491 (December 31, 2023: $68,707) and no long-term debt. At September 30, 2024, Juanicipio had working capital of $187,234 (December 31, 2023: working capital $86,336) including cash of $96,782 (December 31, 2023: $42,913) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

NCIB

On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to make a NCIB. Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 Common Shares, being 5% of the public float of the Common Shares as of May 8, 2024. The NCIB commenced on May 17, 2024 and will terminate on May 16, 2025, or earlier if the maximum number of Common Shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As at September 30, 2024 the Company has not repurchased any Common Shares under the terms of the NCIB. In addition, the Company entered into an automatic share purchase plan with its designated broker to allow for the purchase of Common Shares at times which the Company ordinarily would not be active in the market due to trading blackout periods, insider trading rules or otherwise.

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Final Shelf Prospectus

On May 31, 2024, MAG filed a final short form base shelf prospectus with the securities commissions in all of the provinces and territories of Canada (“Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 with the SEC under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System (“Registration Statement”) allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus. The Company has no present intention to offer securities pursuant to the Final Shelf Prospectus.

Revolving Credit Facility

In October 2023, the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at September 30, 2024, the Company is in compliance with all applicable covenants.

As of September 30, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $50 and $149 of commitment fees for the three and nine months ended September 30, 2024, respectively.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 Common Shares, including 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per Common Share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023, against the actual use of net proceeds as at September 30, 2024 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	17,600	(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio (3)	14,200	-
Working capital and general corporate purposes (3)	11,700	9,468	(2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	43,500

(1)	The Company has now spent the full $17,600 of the proceeds from the offering to be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company has now spent the full $9,468 proceeds from the offering allocated to working capital and general corporate purposes, future spending from this category is expected to be funded by cash flows from its investment in Juanicipio.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $17,075, net of $9,869 flow-through eligible expenditures at the Larder Project (year ended December 31, 2023: $15,862), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the nine months ended September 30, 2024, corresponding to the exploration expenditures in the first category in the table above (nil remaining, as of Q2 2024). Furthermore, during the nine months ended September 30, 2024, MAG expended $6,794 (year ended December 31, 2023: $8,272) for operations corresponding to working capital and general corporate purposes, namely the third category in the table above (nil remaining, as of Q1 2024). Post Q1 2024 and future spending to working capital and general corporate purposes is expected to be funded by cash flows from MAG’s investment in Juanicipio.

In March 2023, MAG advanced $24,992 to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (nil remaining) and third category (nil remaining) respectively, of the foregoing table. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

40

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans were finalized for exploration programs in 2023 and 2024 and are now being executed. For the nine months ended September 30, 2024, the Company incurred $9,869 of eligible spend at the Larder Project ($1,428 remaining). It is expected that the remainder Flow-Through Share eligible spend of $1,428 as at September 30, 2024 will be fully expended by the end of the year, with $231 Flow-Through Share eligible spend remaining as at October 31, 2024 ($1,197 Flow-Through Share eligible spend during October 2024). Other than as set forth above, it is expected that the full use of these proceeds, once expended, will align with the above estimates, and the actuals will be reported in future MD&A. However, there can be no assurances that the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14. CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at September 30, 2024 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	546	302	244	-	-
Office lease commitments	2,156	157	393	417	1,189
Total Obligations and Commitments (2)	2,702	459	637	417	1,189

1)	According to the operator, Fresnillo, as at September 30, 2024, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $22,982 (December 31, 2023: $13,779) with respect to Juanicipio, both on a 100% basis.

2)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 6 of the Q3 2024 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended September 30, 2024.

41

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

15. SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of Common Shares without par value. As at November 8, 2024, the following Common Shares, stock options, restricted share units, performance share units (“PSUs”), and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	103,306,955	n/a	n/a
Stock options	1,110,937	C$14.64 – C$23.53	0.41 to 4.51 years
Performance Share Units (“PSUs”) (1)	413,479	1:1(1)	0.41 to 4.51 years
Restricted Share Units(“RSUs”)	175,356	1:1	1.30 to 4.51 years
Deferred Share Units (“DSUs”) (2)	514,957	1:1	n/a (2)
Fully Diluted	105,521,684

(1) Includes 117,287 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 16,399 PSUs to 218,175 PSUs.

(2) To be share settled, but no Common Shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16. OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

42

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and board of directors (the “Board”). The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

At Juanicipio, Fresnillo the project operator, employs various methods to foster and elevate the cybersecurity culture, including workshops, communications, campaigns and exercises. This extends to working closely with information technology departments, contributing to the definition and establishment of best practices and security standards.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17. TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine and Israel-Hamas conflicts, supply chain disruptions and fluctuating interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

43

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023, bringing the amendments into law on May 9, 2023. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and there is a possibility that the Supreme Court will declare the reforms invalid due to violations committed during the legislative process. Juanicipio remains committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

44

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 12 of the Q3 2024 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the Q3 2024 Financial Statements.

19. OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”), is a principal of both IMDEX and Cascabel, and was remunerated by the Company through fees to IMDEX.

On May 21, 2024, Dr. Megaw stepped down as CXO and will continue to provide technical advice in a consulting role and as such will no longer be providing key management personnel services as defined under IAS 24. Accordingly, Dr. Megaw is no longer considered a related party. Related party transactions incurred by the Company with Cascabel and IMDEX will only be included up until the date of his retirement from executive duties.

45

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three and nine months ended September 30, 2024 and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	-	53	69	190
Travel and expenses	-	5	11	34
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	-	11	22	38
Field exploration services	-	40	66	118
Share-based payments (non-cash)	-	121	129	356
	-	230	297	736

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2024(%)	2023(%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at September 30, 2024, Fresnillo and the Company have advanced, net of aggregate repayments, $66,316 as shareholder loans (MAG’s 44% share $29,179) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. Interest recorded by the Company for the nine months ended September 30, 2024 totalling $3,985 (nine months ended September 30, 2023: $6,122) has been included in MAG’s income from its equity accounted investment in Juanicipio.

46

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

During the three and nine months ended September 30, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and other short term employee benefits	442	704	2,297	1,205
Share-based payments (non-cash)	730	704	2,254	1,358
	1,172	1,408	4,551	2,563

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024, onwards, the Chief Development Officer.

21. CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2024, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the Q3 2024 Financial Statements have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2023.

22. CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Q3 2024 Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

47

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

23. CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at September 30, 2024.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months and nine months ended September 30, 2024 were approved by the Board on November 8, 2024. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of September 30, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in internal controls over financial reporting during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

48

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

24. ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25. CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	statements regarding the expected use of the Credit Facility;
•	statements regarding the NCIB and any future purchases to be made thereunder;
•	statements regarding the remaining Flow-Through Share premium liability;
•	statements regarding the Final Shelf Prospectus;
•	statements regarding the Apollo Option and activities at Cinco;
•	statements regarding additional information from future drill programs;
•	estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	the effects on the Company as a result of shifts in the price and market of silver;
•	mining methodology expectations;
•	distinctly different mineralization styles expectations;
•	expected upside from additional exploration;
•	expected results from Deer Trail Project and Carissa zones drilling;
•	expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, and Twist zones and other regional targets;

49

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

•	expected capital requirements and sources of funding;
•	the effects of First Nations and other forms of community resistance on mining operations;
•	the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
•	the Company’s participation in equity investments;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the Company’s ability to meet business objectives and milestones;
•	statements regarding the 2023 sustainability report, including the contents therein; and
•	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the Technical Report; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

(expressed in thousands of US dollars except as otherwise noted)

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

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